Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

The Black Bread Company
1100 W Cermak Rd
Chicago, IL 60608
https://blackbreadco.com/

Up to $1,069,877.44 in Common B Stock at $2.78
Minimum Target Amount: $9,996.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: The Black Bread Company
Address: 1100 W Cermak Rd, Chicago, IL 60608
State of Incorporation: IL
Date Incorporated: July 13, 2020

Terms:

Equity

Offering Minimum: $9,996.88 | 3,596 shares of Common B Stock
Offering Maximum: $1,069,877.44 | 384,848 shares of Common B Stock
Type of Security Offered: Common B Stock
Purchase Price of Security Offered: $2.78
Minimum Investment Amount (per investor): $250.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares.

Amount-Based

Bronze Investor | $500+

Invest $500 and receive 1 year free annual subscription + $25 BBCo merch card.

Silver Investor | $1,000+

Invest $1,000 and receive Investors' Club membership + 1 year free bread subscription + $60 BBCo merch card.

Gold Investor | $5,000+

Invest $5,000 and receive 5% bonus shares + 3 year free bread subscription + $150 BBCo merch card + Investors' Club membership + free invitation to annual Black Bread Gala.

Platinum Investor | $10,000+

Invest $10,000 and receive 10% bonus shares + 5 year free annual subscription + $300 BBCo merch gift card + Investors' Club membership + free invitation to annual Black Bread Gala.

Diamond Investor | $20,000+

Invest $20,000 and receive 20% bonus shares + Dinner with all 3 founders + 10 year free annual subscription + $500 BBCo merch gift card + Investors' Club membership + free invitation to annual Black Bread Gala.

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

The Black Bread Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common B Stock at $2.78 / share, you will receive 110 shares Common B Stock, meaning you'll own 110 shares for $278. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

The Black Bread Company ("Black Bread Co" or the "Company") is a C-Corp organized under the laws of the state of Illinois that manufactures and sells gourmet bread products.

The Company's business model consists of a commitment and pledge to provide our customers with high-quality, fresh bread products focused on socially conscious consumers, millennials and "Buy Black" movement supporters.

Our premium sliced 'Honey Wheat' and premium sliced 'White' bread are sold across Chicago at Mariano's as well as direct-to-consumer businesses online. We believe the Company is unique in that it taps into a segment of the business market that has few if any, bread products commercially produced by African Americans. Since our inception, we believe Black Bread Co has become one of the most visible and recognizable bread brands on the market and is positioned to take advantage of the projected growth within the bread market. When you invest in Black Bread Company, you help support our mission to reinvest in disenfranchised communities.

Competitors and Industry

<u>INDUSTRY</u>

The baking industry generates circa $30B in annual revenue and includes 6,000 retail bakeries and almost 3,000 commercial bakeries.

The Fresh bread and rolls market accounts for $13.9B in annual revenues with the following split between the major categories:

• Loaf - $7.7B

• Sandwich buns/rolls - $3.5B

• Breakfast items - $2.2B

https://smallbusiness.chron.com/risks-bakery-61962.html

https://www.bakingbusiness.com/articles/48378-aba-breaks-new-ground-with-millennial-gen-z-study

<u>COMPETITORS</u>

1. Grupo Bimbo

The largest bakery product manufacturer in the world. Bread, Pastries, and Cookies are the primary products manufactured by Grupo Bimbo.

The company's headquarters are in Mexico City, Mexico. The company was founded in 1946 and has operations in 21 countries managing over 100 brands. There are 199 baking plants operated by Grupo Bimbo.

The first production in the USA was started by the company in 1994. By 2019 Bimbo Bakeries USA operated 12 brands in the country and employed over 20,000 workers.

https://www.companieshistory.com/grupo-bimbo/#:~:text=Grupo%20Bimbo%20was%20established%20in,multiplied%20the%20business%20four%20time

2. Flower Foods

Flower Foods is the second-largest bread vendor in the United States selling $1.9B worth of bread products in 2018 against $2.4B sold by Grupo Bimbo.

The company operates 47 bakeries with a product range including buns, bread, rolls, snack cakes, and pastries for retail and foodservice customers in the U.S. The company's brand portfolio includes 17 brands.

Flower Foods stands out against competitors with its highly efficient bakery operations.

https://craft.co/flowers-foods

3. Pepperidge Farm

The company operates as a brand under Campbell Soup Company. It was ranked 3-rd in 2018 by the sales volume of bread products in the US. Pepperidge Farm's annual bread product sales amounted to $608M in 2018.

The company's products include Goldfish Crackers, Cookies, Breads Buns & Rolls, Desserts and Puff Pastry, and Crackers.

Pepperidge Farm's bakery line produces 50 different varieties of freshly baked bread.

https://spoonuniversity.com/lifestyle/10-best-pepperidge-farm-cookies-ranked

Competitive Edge

We believe Black Bread Co will not be in direct competition with anyone. Starting the first Black-owned company in the sliced bread segment we will strive to offer the best convenience, quality, availability, and affordability. We are to set, as we name it, "the gold standard" in our niche and, eventually compete against ourselves by building better versions of the Company.

Also, we use bakeries like Bimbo as our direct competition mainly because they own Sara Lee and our honey wheat bread is compared to theirs from retail buyers and customers.

Current Stage and Roadmap

CURRENT STAGE

2022: Increased Marketing

Black Bread Co. is expanding its distribution market. Currently, the bread is distributed in Mariano Stores, Grocery Store Run (delivery service), and online via the company's website. The bread is also used in select restaurants across Chicago.

FUTURE ROADMAP

2022

We believe The brand will increase its visibility by working to move into additional distribution markets including, but not limited to Target, Kroger and Walmart.

2023: Community Cafe

By investing in Black Bread Co., you're not just investing in a product, you are investing in a mission to help build marginalized communities. The Company plans to open its flagship cafe and sell food items using our premium bread. The cafe will also provide jobs for the disenfranchised and we hope to increase our annual revenues by 7% within the first year.

2024: Increased Inventory

Black Bread Co. will expand its operation by increasing its product inventory. The Company will officially launch the sale of other Black Bread Co. branded products including a box cornbread mix and fish fry.

The Team

Officers and Directors

Name: Jamel Lewis

Jamel Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, President, & Director
  Dates of Service: July 13, 2020 - Present
  Responsibilities: Responsible for all marketing materials that represent The Black Bread Co. No Salary; Jamel retains an interest of 31.5% in the company.

Name: Mark Edmond

Mark Edmond's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, Chief Executive Officer
  Dates of Service: July 13, 2020 - Present
  Responsibilities: Responsible for every aspect of sales regarding The Black Bread Co -- retail, online, and food services. No Salary; Mark retains an interest of 31.5% in the company.

Name: Charles Alexander

Charles Alexander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & COO
  Dates of Service: July 13, 2020 - Present
  Responsibilities: Responsible for all inbound and outbound communications. No Salary; Charles retains an interest of 31.5% in the company.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all

companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the COMMON STOCK should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any COMMON STOCK purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our GOURMET/BREAD. Delays or cost overruns in the development of our GOURMET/BREAD and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The COMMON STOCK that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Minority Holder; Securities with No Voting Rights
The COMMON STOCK that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
THE BLACK BREAD COMPANY was formed on JULY 13, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. THE BLACK BREAD COMPANY has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that GOURMET/BREAD is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely

impacted by our reliance on third parties and their performance.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Health Conscious Consumers
Additional costs associated with health-conscious consumers demanding more low-carbohydrate, gluten-free, whole grain, organic, and paleo diet products.

Government Regulations Increase
Government regulations weighing heavily on the industry and driving costs upwards as a result of new regulations issuance that increases the costs of production.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jamel Lewis	2,833,333	Common A Stock	31.5%
Mark Edmond	2,833,333	Common A Stock	31.5%
Charles Alexander	2,833,333	Common A Stock	31.5%

The Company's Securities

The Company has authorized Common A Stock, Common B Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 384,848 of Common B Stock.

Common A Stock

The amount of security authorized is 8,500,000 with a total of 8,500,000 outstanding.

Voting Rights

One vote per share. Each issued and outstanding share of Common A Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,000,000 shares, includes 8,500,000 shares of Common A Stock and 500,000 shares of Preferred Stock.

Common B Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Common B Stock.

Material Rights

The total number of shares outstanding on a fully diluted basis, 9,000,000 shares, includes 8,500,000 shares of Common A Stock and 500,000 shares of Preferred Stock.

Preferred Stock

The amount of security authorized is 500,000 with a total of 500,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, shall be authorized to divide and establish any or all of the unissued shares of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

What it means to be a minority holder

As a minority holder of Common B Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will not have voting rights and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $100,000.00
  Number of Securities Sold: 1,000
  Use of proceeds: This was used for payroll, purchase of product, transportation; product & operation costs/general day to day operations.
  Date: August 12, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering

Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $261,139 compared to fiscal year 2020 revenue of $0. We incorporated in 2020, however we didn't open for sales to the public until 2021.

Revenue recognition is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of gourmet bread products to customers.

Cost of sales

Cost of sales in 2021 was $73,991, an increase of approximately $73,991, from costs of $0 in fiscal year 2020. The increase was largely due to not (selling product) to the public in 2020.

Costs of goods sold include the cost of raw materials, ingredients packaging and supplies.

Gross margins

In 2021, the Company net revenue was $263,139, realizing $189,148 in gross profits. Both total sales and gross profit margins are expected to grow with increased volume and improved efficiencies from its distribution partners. Overhead costs are primarily comprised of advertising expenses and payroll for warehouse staff. The company has no outstanding debt and does not plan to need debt financing in the near term.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses of $225,295. Expenses in 2021 increased $221,703 from 2020. Approximately $198,000 of this increase was due to increased Geneeral & Administrative costs assosiuated with being open for daily business. The Company hired seven employees in 2018, three in sales & merchandising, one in customer relations, three in marketing & communications.

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we will have more available capital and resources to assist with our national scalability. Past cash was

primarily generated through in-store sales, online sales, and equity investments. Our goal is to generate purchase orders in favorable net time frames from our nationwide retailers.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2022, the Company has capital resources available in the form of a capital contribution in the amount of $100,000 and $60,000 in our business bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the following initiatives:

- Operations

- Marketing

- Inventory

- Staffing

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 2 years. This is based on a current monthly burn rate of $30k for expenses related to salaries, inventory, transportation, marketing, and distribution.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 8 years. This is based on a current monthly burn rate of $30,000 for expenses related to salaries, inventory, transportation, marketing, and distribution.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital such as business credit cards and other capital-raising programs.

Indebtedness

- **Creditor:** Mark Edmond
  Amount Owed: $5,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Mark Edmond
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: During 2021, the company borrowed money from the owner, Mark Edmond in the amount of $5,000. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of shareholder loan was in the amount of $5,000.
  Material Terms: $5,000

Valuation

Pre-Money Valuation: $25,020,000.00

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. First, we believe Black Bread Co. is the first African American-owned and operated business that manufactures and sells bread products. The Company is unique in that it taps into a segment of the business market that doesn't have any bread products commercially produced by African Americans. Since our inception, we have become one of the most visible and recognizable bread brands on the market. Our brand commitment and pledge are to provide our customers with high-quality, fresh bread products and to use our business platform as a vehicle to encourage creativity in young entrepreneurs and to invest in the generational progression of marginalized communities.

Comparison to the valuation of competitors.

Black Bread Co is part of the baking industry. This industry makes and distributes the following products: bread (fresh and frozen), rolls, bagels, croissants, fresh-baked desserts, and frozen desserts. The industry's major distribution markets include: supermarkets & grocery stores, convenience stores, specialty food stores, food service contractors, street vendors, and direct consumers.

The baking industry generates circa $30B in annual revenue and includes 6,000 retail bakeries and almost 3,000 commercial bakeries.

The Fresh bread and rolls market accounts for $13.9B in annual revenues with the following split between the major categories:

• Loaf - $7.7B

• Sandwich buns/rolls - $3.5B

• Breakfast items - $2.2B

Nearly 21% of the market is held by private labels whereas 79% of the market is occupied by the top 9 bread vendors.

Our Company manufactures and sells prepackaged bread products. We sell our products directly to consumers online, and we also contract with retail and commercial establishments to sell our products. Our industry products include the sale of premium white bread, premium wheat bread, premium hotdog buns and premium hamburger buns. In the future, we will sell fresh bakery items exclusively through our branded cafe. We will also sell a boxed cornbread mix and seafood breading.

Top Competitors: In 2021, the following companies were identified among the top producers of bread in the US: Bimbo Bakeries, Flowers Foods, and Campbell Soup.

Bimbo: "Bimbo Bakeries is Bimbo Bakeries USA is the American corporate arm of the Mexican multinational bakery product manufacturing company Grupo Bimbo. Bimbo Bakeries USA is an industry leader in bread production with 20,000 employees and annual revenue of $200.0M that is headquartered in Pennsylvania."

Flower: "The Schwan Food Company (holder of Flower Foods) is a multibillion-dollar private company with more than 12,000 employees who are passionate about bringing quality foods to millions of people every day. Based in Minnesota, the company sells fine frozen foods on its traditional delivery trucks, in grocery-store freezers and in the food-service industry. Schwan's is an industry leader with 11,000 employees and an annual revenue of $3.0B that is headquartered in Minnesota."

Campbell: "Campbell Soup Company (Campbell) together with its subsidiaries, is a manufacturer and marketer of branded convenience food products. The Company operates in five segments: U.S. Simple Meals; Global Baking and Snacking; International Simple Meals and Beverages; U.S. Beverages; and North America Foodservice. In August 2013, Campbell Soup Company completed the acquisition of Kelsen Group A/S. In October 2013, it completed the sale of its European simple meals business to CVC Capital Partners. Based in New Jersey, Campbell Soup is an industry leader with 19,000 employees and an annual revenue of $8.7B."

While the industry's top competitors have been in business for many years and sell a plethora of products and services, we believe Black Bread Co. is quickly becoming one of the most recognized names in the industry. Our specialty is the manufacture and delivery of premium bread with a bold and fresh taste. We are a minority-owned and operated business with a cause. Also, we are one of the only bread brands that ships bread directly to our customers' homes as part of our monthly subscription package. Not only do we sell bread, but we invest in marginalized and disenfranchised communities.

Business Partnerships

Black Bread Co. is expanding its distribution to a national market. We have partnered with 'Gourmet Food International' to distribute our bread nationally. Currently, the bread is distributed in 44 Mariano's grocery stores, and ships bread nationwide via our website. The bread is also used in select restaurants across Chicago. The brand will increase its visibility by working to move into additional distribution markets including, but not limited to, Target and Kroger. Additionally, we have garnered national media attention such as Ellen Degeneres, Chicago Tribune, Crain's Chicago Business, and much more!

Valuation Methodology & Considerations

The Company utilized a discounted cash flow method to project future revenues, expenses, and profits. Consideration was given to historical and expected future sales in existing channels (e.g., retail fresh bread, online subscriptions) and new channels (e.g., frozen bread, public schools, professional sports stadiums) over the next several years. The established partnerships with bakeries and food manufacturers, distribution networks, and retailers allow for quick scaling and expansion of the company's existing and new products at minimal additional overhead costs. Future cash flows were discounted to account for the risks associated with achieving the projected levels of sales, resulting in a total fair market value of approximately $51.77 million. For this offering, we have discounted this to ~$25M for this offering.

In 2021, the Company generated ~$261,000 in sales, realizing $58,000 in gross profits, which represents a 22% gross profit margin. Both total sales and gross profit margins are expected to grow with increased volume and improved efficiencies from its distribution partners. Overhead costs are primarily comprised of advertising expenses and payroll for warehouse staff. The company has no outstanding debt and does not plan to need debt financing in the near term.

Cash Investments & Outlook

The founders have utilized a total investment of $15,000 to establish a foundation for operations with

nationwide partners, a strong brand name and presence, and top-quality products resulting in strong sales growth,~$261,000 annual sales in 2021. Utilizing this established infrastructure will allow the company to scale and grow future sales at very high growth rates, without significant additional overhead costs.

Summary

Black Bread Co. has already established a large customer base across the globe with over ~$261,000 in sales within the last year. We have growing visibility which includes over 45,000 social media followers, strong product and service ratings (averaging 4.6/5 stars), and recommendations from some of entertainment's most elite icons. The Black Bread Company has over 35,000 email subscribers.

Disclaimers

the Company set its valuation internally, without a formal-third party independent evaluation. The total number of shares outstanding on a fully diluted basis, 9,000,000 shares, includes 8,500,000 shares of Common A Stock and 500,000 shares of Preferred Stock. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The company does not have any current outstanding convertible securities.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Operations*
  96.5%
  StartEngine Fees.

If we raise the over allotment amount of $1,069,877.44, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  15.0%
  We will use 15 % of the funds for marketing and sales materials as well ad space in traditional and digital marketing programs.

- *Research & Development*
  10.0%
  We will use 10 % of the funds raised for market and customer research, new product development and market testing.

- *Company Employment*
  15.0%
  We will use 15 % of the funds to hire key personnel for our daily operations.

- *Operations*
  16.5%
  We will use 16.5% of the funds for operational capital to cover expenses for the and day-to-day operations of the Company.

- *Working Capital*
  20.0%

We will use 20% of the funds for working capital to cover expenses for the initial launch, product expansion as well as ongoing day-to-day operations of the Company.

- *Inventory*
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's product in preparation of expansion and/or launch of the product.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://blackbreadco.com/ (https://blackbreadco.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/the-black-bread-company

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Black Bread Company

[See attached]

THE BLACK BREAD COMPANY

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
The Black Bread Company
Chicago, Illinois

We have reviewed the accompanying financial statements of The Black Bread Company (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 28, 2022
Los Angeles, California

THE BLACK BREAD COMPANY
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	3,229	$	768
Inventories		13,032		10,919
Total current assets		**16,261**		**11,687**
Property and equipment, net		12,441		-
Total assets	**$**	**28,702**	**$**	**11,687**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Shareholder loan	$	5,000	$	-
Total current liabilities		**5,000**		**-**
Total liabilities		**5,000**		**-**
STOCKHOLDERS EQUITY				
Common stock		15,279		15,279
Preferred Stock		100,000		-
Owner Draw		(72,818)		-
Retained earnings/(Accumulated deficit)		(18,759)		(3,592)
Total stockholders' equity		**23,702**		**11,687**
Total liabilities and stockholders' equity	**$**	**28,702**	**$**	**11,687**

See accompanying notes to financial statements.

THE BLACK BREAD COMPANY
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 263,139	$ -
Cost of goods sold	73,991	-
Gross profit	189,148	-
Operating expenses		
General and administrative	198,161	2,701
Sales and marketing	27,134	891
Total operating expenses	225,295	3,592
Operating income/(loss)	(36,147)	(3,592)
Interest expense	-	-
Other Loss/(Income)	(24,000)	-
Income/(Loss) before provision for income taxes	(12,147)	(3,592)
Provision/(Benefit) for income taxes	3,020	-
Net income/(Net Loss)	**$ (15,167)**	**$ (3,592)**

See accompanying notes to financial statements.

THE BLACK BREAD COMPANY
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—July 13, 2020							
Issuance of stock	8,500,000	**$ 15,279**		$ -	**$ -**		**$ 15,279**
Net income/(loss)						(3,592)	(3,592)
Balance—December 31, 2020	8,500,000	15,279	-	-	-	$ (3,592)	**$ 11,687**
Capital contribution			500,000	$ 100,000			100,000
Capital draw					(72,818)		(72,818)
Net income/(loss)						(15,167)	(15,167)
Balance—December 31, 2021	**8,500,000**	**$ 15,279**	**500,000**	**$ 100,000**	**$ (72,818)**	**$ (18,759)**	**$ 23,702**

See accompanying notes to financial statements.

The Black Bread Company
Statements of Cash Flows
(Unaudited)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(15,167)	$	(3,592)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		3,110		-
Changes in operating assets and liabilities:				
Inventory		(2,113)		(10,919)
Net cash provided/(used) by operating activities		**(14,170)**		**(14,511)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(15,551)		-
Net cash provided/(used) in investing activities		**(15,551)**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital contribution		100,000		15,279
Owner Draw		(72,818)		
Borrowing on shareholder loans		5,000		-
Net cash provided/(used) by financing activities		**32,182**		**15,279**
Change in cash		2,461		768
Cash—beginning of year		768		-
Cash—end of year	**$**	**3,229**	**$**	**768**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

The Black Bread Company was incorporated on July 13, 2020, in the state of Illinois. The financial statements of The Black Bread Company (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Chicago, Illinois.

The Black Bread Company is the first ever Black-owned sliced bread company that manufactures and sells gourmet bread products. The Company's business model consists of a commitment and pledge to provide our customers with high-quality, fresh bread products focused on socially conscious consumers, millennials and "Buy Black" movement supporters. Our gourmet sliced honey wheat & premium white sliced bread, and soft white hotdog & hamburger buns are sold across Chicagoland stores at all fourty-four Mariano's, Walt's, and more. Additionally, we have a direct-to-consumer online monthly bread subscription model called 'The Private Bread Club'.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, ingredients and finished goods which are determined using a FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Black Bread Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of gourmet bread products to customers.

Cost of sales

Costs of goods sold include the cost of raw materials, ingredients packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $27,134 and $891, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	2,113	-
Packaging	10,919	10,919
Total Inventories	**$ 13,032**	**$ 10,919**

4. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021	2020
Vehicles	$ 15,551	$ -
Property and Equipment, at Cost	**15,551**	**-**
Accumulated depreciation	(3,110)	-
Property and Equipment, Net	**$ 12,441**	**$ -**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021 and 2020 were in the amount of $3,110 and $0, respectively.

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,500,000 shares of common shares with no par value. As of December 31, 2021, and December 31, 2020, 8,500,000 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 1,500,000 shares of preferred shares with no par value. As of December 31, 2021, and December 31, 2020, 500,000 shares have been issued and are outstanding.

6. DEBT

Owner Loans

During 2021, the company borrowed money from the owner Mark Edmond. The details of the loans from the owners are as follows:

Owner	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2021 Current Portion	Non-Current Portion	Total Indebtedness
Mark Edmond	$ 5,000	0.00%	Fiscal Year 2021	No set maturity	$ 5,000		$ 5,000
Total					$ 5,000	$ -	$ 5,000

The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time and the loan was classified as current.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (4,133)	$ (979)
Valuation Allowance	4,133	979
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (5,112)	$ (979)
Valuation Allowance	5,112	979
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $18,759, and the Company had state net operating loss ("NOL") carryforwards of approximately $18,759. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net

operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During 2021, the company borrowed money from the owner, Mark Edmond in the amount of $5,000. The imputed interest for 0% interest loans was deemed immaterial and thus not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current. As of December 31, 2021, the outstanding balance of shareholder loan was in the amount of $5,000.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

On February 25, 2021, the Company entered into a lease agreement with Cermak &Racine Properties, LLC to rent business premises in the city of Chicago. The lease commenced on March 1, 2021 and ends on February 28, 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2021, are as follows:

Year	Obligation	
2022	$	36,924
2023		6,184
2024		-
2025		-
Thereafter		-
Total future minimum operating lease payments	**$**	**43,108**

Rent expenses were in the amount of $231 and $0 as of December 31, 2021 and December 31, 2020, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through February 28, 2022, which is the date the financial statements were available to be issued.

There have been no events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $36,147, an operating cash flow loss of $14,170, and liquid assets in cash of $3,229, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

The Black Bread Company

A Black-Owned Gourmet Sliced Bread Company


Big on flavor, low on additives

Website | Chicago, IL | FOOD & BEVERAGE

$0.00 raised

0 Investors	$25M Valuation
$2.78 Price per Share	$250.20 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Black Bread Co. is an African American-owned and operated business that manufactures and sells bread products. We believe the company is unique in that it taps into the under-represented segment of the bread industry that features black-owned businesses. Its products are full of flavor and void of additives, which is why it has become one of the most visible and recognizable bread brands in its market.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Over $263,000 in sales within the last year, 45,000 social media followers+ , strong product and service ratings, and national recognition due to high-profile press.
- The global bakery market had an estimated worth of $331.37 billion in 2020 with a positive growth rate. (Source)
- Black Bread Co. reinvests its profits in disenfranchised communities through mentoring programs, job security, and donations.

OVERVIEW

It started with three best friends and a vision


One of the first Black-owned sliced bread companies in the world
PREMIUM
WHITE
BREAD

Owners and founders Charles Alexander, Mark Edmond, and Jamel Lewis are South-Side Chicago natives who came together with an idea: start one of the first Black-owned sliced bread companies in the world. Their bread embodies their pledge to provide their customers [#BreadWinners] with high-quality, fresh products to invest in the generational progression of marginalized communities and empower and encourage creativity in young entrepreneurs.

THE PROBLEM

Consumers crave an alternative to cheap, unhealthy bread



1 Consumers are demanding better quality and healthier bread

2 Pre-packaged breads are highly processed and less healthy

One of the unforeseen effects of the pandemic was a surge in popularity for baking bread. (Source) This sudden popularity for baked goods, specifically bread, also brought with it a demand for better-quality, and often times healthier, bread. Many commercially available pre-packaged breads feature highly processed ingredients that are less healthy than their less processed or natural counterparts. (Source)

Artificial additives may improve the shelf-life of commercial pre-packaged breads, but that doesn't equate to improved nutritional value, or taste of the product. (Source) Consumers are becoming more savvier about their health and nutrition, and with this increase in awareness comes an opportunity to address a growing need.

THE SOLUTION

Black Bread Company makes high-quality bread

THE BLACK BREAD COMPANY
BOLD FRESH

Delicious, fresh-tasting bread	Stripped common additives	Products are sold nationwide

Black Bread Co's solution to the problem of poor subpar bread is our fresh tasting bread. We stripped common additives from our recipes like potassium bromotes, Azodicarbonamide, BHT, BHAs, and even high fructose corn syrup to make a bread that's simply delectable. Our products are big on flavor, low on additives, and taste like they came right out of the oven.


PREMIUM
WHITE
BREAD


HONEY
WHEAT
BREAD

Premium White Bread

Honey Wheat Bread


SOFT WHITE
HAMBURGER
BUNS


SOFT WHITE
HOTDOG
BUNS

Soft White Hamburger Buns

Soft White Hot Dog Buns

Black Bread Co. currently sells four premium products: premium white bread, honey wheat bread, premium soft white hotdog buns, and premium soft white hamburger buns. We sell our products to Mariano's grocery stores and via Grocery Store Run or directly to consumers nationwide through our website. We also sell branded merchandise such as t-shirts, sweatshirts, hats, onesies, and coffee mugs through our website.

Business Model

One-time Purchases	Monthly/ Annual Subscriptions	Bulk Orders

Black Bread Co. gives our consumers the option of making a one-time purchase through our website or to sign up for our subscription services where they receive recurring bread orders on a monthly basis at a 10% discount. Lastly, we sell bulk orders of our bread products at a discounted price to partnering restaurants, depending on the size of the order and the length of the partnership.

THE MARKET

Great flavor and healthy ingredients for modern sensibilities

$331B

2020 Global Bakery Market

A 2019 study conducted by the American Bakers Association revealed bread was one of the top five products (Source) purchased among Millennials (consumers 25-40) and Gen Z customers (consumers 18-24). To meet the sensibilities of our target market, we aim to make delicious bread with quality ingredients. We are also expanding our products to offer a wider variety of healthier breads.


Bread is one of the top five products purchased by millienals and Gen Z customers

A point of pride for Black Bread Co. is that we are a minority-owned and operated business with a cause. Not only do we sell bread, but we also invest in marginalized and disenfranchised communities. Moreover, we are fighting food waste by selling our products in quantities of 2, 6, and 10, so families don't overbuy and accidentally waste food.

Lastly, and most importantly, we dedicate a portion of every loaf of bread sold to the distribution of free bread for those in need. For example, in 2021, Black Bread Co. donated boxes of free bread to families devastated by the natural disaster in Texas. It's our way of giving back to those who need it most.

OUR TRACTION

In just a year, we've launched into the national spotlight


25K+
Instagram
$263K+
In Revenue
26K+
Facebook

Since our inception in February of 2021, we have generated over $263,000. Mariano's Foods We have secured strategic partnerships with household companies such as Target, Mariano's Foods, Chicago Bulls, Gourmet Foods International (Distribution), and Levy Restaurants.

Strategic Partnerships

Black Bread Co. has also benefited from an immense amount of national media attention. Our most notable appearance was when we were featured on the Ellen Degeneres Show and received a check for $20,000.


ellentube
Featured on the Ellen Show and awarded a check for $20,000

Additionally, we have been featured by ABC 7 Windy City Live, NBC 5 Chicago, Discovery+, the Mike Hill Show, Fox Soul, and OWN Network. Our social media following has blossomed to over 25K on Instagram and over 26K on Facebook.

As Seen On

WHY INVEST

Invest in Black Bread Co. so we can invest in our community



PREMIUM WHITE BREAD
Invest in the $331B dollar global bakery market

Becoming a shareholder in Black Bread Co. satisfies a financial and social need. Financially speaking, you would be backing one of the only minority-owned and operated bread businesses that's experiencing booming momentum in a multi-billion dollar industry. Socially, you would be transitively investing in disenfranchised communities and the betterment of young entrepreneurs. Help us help others and make potentially healthy returns by investing in Black Bread Co.



2/21
Our Company Launches!
We launched on FB Live & IG Live on Feb 1st to commemorate Black History Month. We had over 10k people on both sites tuning in to learn about our company!
2/21
Windy City Live!
We were guest on the Windy City Live show during the first month of our launch.
3/21
Guest on the Ellen DeGeneres show!
We had the opportunity to be guest on the Ellen show! She tasted our bread and said she loved it! Shutterfly also awarded us with a check for 20k!
4/21
44 Mariano's Grocery Stores!
Mariano's is the first grocery store chain to carry our bread! They have our bread in all 44 of their stores!
5/21
Meeting Jesse Jackson Jr!
We had the historic opportunity to meet the civil rights giant, Jesse Jackson Jr. He also tasted our bread and said he loved it.
8/21
Partnership with professional women's soccer team, Chicago Red Stars!
We landed our first professional sports team partnership!
8/21
The launch of our hotdog & hamburger buns!
The official launch of our hotdog and hamburger buns being available to the public!
8/21
Landed National Distribution!
We officially landed national distribution for our products with Gourmet Foods International!
11/21
Chicago Bulls partnership!
The Chicago Bulls highlighted us as a Black owned company making strides in the bread industry!
11/21
30 schools in 30 days!
We've committed to visiting 30 schools in 30 days to connect with students, while building upon the values of dedication, hardwork, entrepreneurship and hope in our communities.
2/22
Black Bread Co celebrates their 1 Year Anniversary!
We celebrated our 1 year anniversary being in business to the public!
2/22
Featured episode on the OWN network!
We are featured on the OWN network show titled "Profiled: The Black Man". We're discussing our experiences growing up as Black men on the southside of Chicago and starting a successful business.
4/22
Launched on StartEngine!
Now YOU can own a part of our company!

In the Press

SHOW MORE

Meet Our Team



Mark Edmond

Co-Founder, Chief Executive Officer

Mark is a seriel entreprenuer, owning a real estate construction company & founder of Pokatidy popcorn.



Jamel Lewis

Co-Founder, President, & Director

Jamel is a nationally recognized recording artist and marketing guru.



Charles Alexander

Co-Founder & COO

Charles is a Communications Professor & founder of non-profit, Speak Hope.

Offering Summary

Company	:	The Black Bread Company
Corporate Address	:	1100 W Cermak Rd, Chicago, IL 60608
Offering Minimum	:	$9,996.88
Offering Maximum	:	$1,069,877.44
Minimum Investment Amount (per investor)	:	$250.20

Terms

Offering Type	:	Equity
Security Name	:	Class B Common Stock
Minimum Number of Shares Offered	:	3,596
Maximum Number of Shares Offered	:	384,848
Price per Share	:	$2.78
Pre-Money Valuation	:	$25,020,000.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an 5% bonus shares.

Amount-Based

Bronze Investor | $500+

Invest $500 and receive 1 year free annual subscription + $25 BBCo merch card.

Silver Investor | $1,000+

Invest $1,000 and receive Investors' Club membership + 1 year free bread subscription + $60 BBCo merch card.

Gold Investor | $5,000+

Invest $5,000 and receive 5% bonus shares + 3 year free bread subscription + $150 BBCo merch card + Investors' Club membership + free invitation to annual Black Bread Gala.

Platinum Investor | $10,000+

Invest $10,000 and receive 10% bonus shares + 5 year free annual subscription + $300 BBCo merch gift card + Investors' Club membership + free invitation to annual Black Bread Gala.

Diamond Investor | $20,000+

Invest $20,000 and receive 20% bonus shares + Dinner with all 3 founders + 10 year free annual subscription + $500 BBCo merch gift card + Investors' Club membership + free invitation to annual Black Bread Gala.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

The Black Bread Company will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common B Stock at $2.78 / share, you will receive 110 shares Common B Stock, meaning you'll own 110 shares for $278. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Inter company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow The Black Bread Company to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot

reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The Black Bread Company: Bold and Fresh. The Gold Standard. A brand for US.

100 years in the making; we believe we are the first and world's best Black-owned gourmet sliced bread company, Black Bread Co.

Today, bread remains one of the most commonly popular, and stable foods that you will find around the globe. What becomes of an explosive bread brand that is bent on making the most delicious premium quality products?

We believe the demand is high because people love high-quality products. Every time we go back to our favorite brand, it is an act of praise, and perhaps hope, as we look to recapture the rush of the first time we tasted something truly magnificent.

The New Genesis

We (Charles Alexander, Mark Edmond, and Jamel Lewis) met in high school at Chicago's Kenwood Academy. As we moved through the phases of life into adulthood, we each branched out into our respective careers, which would later become the building blocks for starting the Black Bread Company.

Alexander is a communications professional and professor, Lewis and Edmond are both successful serial entrepreneurs.

Around May 2020, Mark was emotionally charged and frustrated over everything surrounding George Floyd's death. His wife sent him to the grocery store with a list of items to pick up, and at the top of that list was bread.

He spent the next 30-minutes standing in the bread aisle, Googling the owners of each brand on the shelves. In a not-so-shocking discovery, he found that none of the brands were Black-owned.

He left the store frustrated and immediately hit up his friends to let them know they all needed to change this.

We want it to be known that building this brand wasn't profit-driven. It was about shattering a glass ceiling in an industry where Black people aren't represented as owners.

We face a double stigma. We are not only Black, but we are Black men, we have had to go into these predominately white meeting rooms, to debunk the myths around Black men and entrepreneurship. We are serious and intentional about what we are doing.

Creating this brand is about opening the consciousness of the African-American consumer.

There is this 'positive pressure' on us to operate in excellence, "Our mission is to be the "gold standard" and you will see that in every facet of the business. From marketing, branding, logistics, as well as the fresh taste of our bread varieties. We ultimately want to encourage

people from all walks of life to look into where they spend their money, and see how it benefits their communities. Too often we just spend money without being intentional.

Our (Black Bread Co.) official launch online has indeed marked support so overwhelming we believe this will indeed be a long-lasting, household brand around the world.

Who are We? It's all in our mindset!

Some might even know us one-on-one, but deep down at the core; we are simply three hard-working, forward-thinking family men. We aren't rich, and we don't come from money. We're just extremely dedicated and very disciplined individuals in whatever we set our hearts and minds to do. We passionately work for what we believe.

We are not afraid to compete, disrupt unfavorable sequences, and lead. We've always believed that we are capable of building up any product that is on the market and making it our own.

We were (and still are) not afraid of the unknown, we started off analyzing the mistakes(problems) of other bread companies that we wouldn't want to repeat. We simply took our time, applied patience (to make sure we had things together before bringing our product to market), radically researched and redefined already known beliefs.

To paraphrase the late Dr. Martin Luther King, Jr, "You don't need to see the entire staircase, you just need to take the first step." Taking that first step is exactly what we did. And today, we want you to follow that same vision toward progression and a positive future for yourself, your family, as well as your community. Generational progression starts with all of US. Take the first step, INVEST TODAY.

Varieties to the Black Bread Co.

Our ultimate focus is to provide our communities with the freshest, most delicious sliced bread possible. We want you to enjoy our flawlessly fluffy slices, hence we are offering our magical recipes in the varieties included:

Honey Wheat Bread (20oz)

Premium White Bread (20oz)

Premium White / Honey Wheat Pack

Soft White Hot Dog Buns (14oz)

Soft White Hamburger Buns (14oz)

Hot Dog / Hamburger Buns Variety Pack

Why the Market Rush?

The following hair-raising Reasons (from feedback) are why the demand is high:

Before it gets to your mouth, your eyes approve it.

And when it finally gets to your buds? You'd instantly discover that it is tastier than you ever imagined

It is super soft and fluffy

Smells heavenly

Polished Incredibly Chewy and slightly crisp crust

"You Will fall in love After the First Bite"!

Till you Taste it, you can't fully conceive it.

Some things are just better experienced than told. There's no reason you shouldn't be able to recognize the difference between a loaf of bread and a truly great (pure bliss) loaf of bread, whether you're a bread junkie or just enjoy a delicious sandwich.

You might be wondering how one loaf of bread differs from another, fasten your seat belt and sit back because by being here, you just discovered for yourself a brand that will spell out the 'difference'.

Fortunately, we are becoming increasingly aware of the importance of safe and high-quality food products, and we believe Black Bread Co will meet your expectations and stand out.

Why Invest? Decide for yourself!

The first and the most important (and highly remarkable) reason is that we believe 'Black Bread Co' is the first-ever African-American sliced bread brand. A brand made by three black men, with their community at heart; hence they resolved it's either "high quality or nothing at all".

We (the founders) have a similar mindset, we are dedicated and highly disciplined, you're in the right hands.

*The demands for our products are outpacing our capability to supply customers online, offline, and in outlets. * Current average: 1k+ monthly online orders.*

We are excited to welcome you as a significant part of our investment strategy! Together, let's take our people to the 'next level' as even our best can be better. We hope you will join us in harnessing our collective potential to foster innovation and ensure generational progression in marginalized communities.

Let's RISE TOGETHER!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify

investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FORM **BCA 2.10**
ARTICLES OF INCORPORATION
Business Corporation Act

Filing Fee: $150

File #: 72822587

Approved By: BLA

FILED
JUL 13 2020
Jesse White
Secretary of State

1. Corporate Name: THE BLACK BREAD COMPANY

2. Initial Registered Agent: LEGALINC CORPORATE SERVICES INC.
   First Name / Middle Initial / Last Name

   Initial Registered Office: 200 E RANDOLPH ST STE 5100
   Number / Street / Suite No.

   CHICAGO IL 60601-6528 COOK
   City / ZIP Code / County

3. Purposes for which the Corporation is Organized:
   The transaction of any or all lawful businesses for which corporations may be incorporated under the Illinois Business Corporation Act.

4. Authorized Shares, Issued Shares and Consideration Received:

Class	Number of Shares Authorized	Number of Shares Proposed to be Issued	Consideration to be Received Therefor
COMMON	1500	1500	$ 15

NAME & ADDRESS OF INCORPORATOR

5. The undersigned incorporator hereby declares, under penalties of perjury, that the statements made in the foregoing Articles of Incorporation are true.

Dated JULY 13 (Month & Day), 2020 (Year) 17350 STATE HWY 249, #220 (Street)

LOVETTE DOBSON (Name) HOUSTON (City/Town) TX (State) 77064 (ZIP Code)

FORM **BCA 10.30** (rev Dec 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S Second St , Rm 350
Springfield, IL 62756
217-782-1832
www ilsos gov

FILED

APR 04 2022

JESSE WHITE
SECRETARY OF STATE

FILE #: 72822587
MAP
FEE: $50.00

CD0444010

File # 72822587 Filing Fee: $50 Approved ________

---- Submit in duplicate ---- Type or Print clearly in black ink ---- Do not write above this line ----

1 Corporate Name (**See Note 1 on page 4.**) THE BLACK BREAD COMPANY

2 Manner of Adoption of Amendment
The following amendment to the Articles of Incorporation was adopted on January 6 (Month Day), 2022 (Year) in the manner indicated below

Mark an "X" in one box only

- ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10 10, the Corporation having issued no shares as of the time of adoption of this amendment (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10 15, shares having been issued but shareholder action not being required for the adoption of the amendment (**See Note 3 on page 4.**)
- ☐ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment (**See Note 4 on page 4.**)
- ☐ By the shareholders, in accordance with Sections 10 20 and 7 10, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation Shareholders who have not consented in writing have been given notice in accordance with Section 7 10 (**See Notes 4 and 5 on page 4.**)
- ☑ By the shareholders, in accordance with Section 10 20, a resolution of the board of directors having been duly adopted and submitted to the shareholders A consent in writing has been signed by all the shareholders entitled to vote on this amendment (**See Note 5 on page 4.**)

3 Text of Amendment
a When amendment effects a name change, insert the New Corporate Name below Use page 2 for all other amendments
Article I Name of the Corporation ________________________ (New Name)

(All changes other than name include on page 2)

Printed by authority of the State of Illinois January 2015 - 1 - C 173 15

MH
SF

Text of Amendment

b If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety

For more space, attach additional sheets of this size.

4 Authorized Shares, Issued Shares and Consideration Received:

The maximum number of shares that the Corporation shall be authorized to issue and have outstanding at any one time shall be Ten Million (10,000,000) shares, of which

(i) Nine Million Five Hundred Thousand (9,500,000) shares shall be designated as Common Stock There shall be a class of Common Stock that shall be designated as Common A Stock and the number of shares of Common A Stock shall be Eight Million Five Hundred Thousand (8,500,000) Each issued and outstanding share of Common A Stock shall be entitled to one vote on each matter submitted to a vote at a meeting of the shareholders There shall be a class of Common Stock that shall be designated as Common B Stock and the number of Common Stock shall be One Million (1,000,000) The rights of Common B Stock shall be determined at any time and from time to time by the Board of Directors,

(ii) Five Hundred Thousand (500,000) shares shall be designated Preferred Stock The Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, shall be authorized to divide and establish any or all of the unissued shares of Preferred Stock and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute certain preferences, limitations and relative rights of the shares so established Preferred Stockholders are not entitled to a vote on matters submitted to a vote at a meeting of the shareholders

4 The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change")

No Change

5 a The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change")
(Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)

No Change

b The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change")
(Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts)
(See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Capital	$ 15	$ 15

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6 The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated March 31 (Month & Day), 2022 (Year)

The Black Bread Company
Exact Name of Corporation

[signature]
Any Authorized Officer's Signature

Charles Alexander / President
Name and Title (type or print)

7 If amendment is authorized pursuant to Section 10 10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10 10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct

Dated ______________ (Month & Day), ____ (Year)